Exhibit 99.1

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - -

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. ("the Company") and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 7% and 4% as of December 31, 2013 and 2014, respectively, and total revenues of 16%, 14% and 11% for the years ended December 31, 2012, 2013 and 2014, respectively of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 21, 2015 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 21, 2015	A Member of Ernst & Young Global

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited Magic Software Enterprises Ltd. ("the Company") internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

F-3

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014 and our report dated April 21, 2015 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 21, 2015	A Member of Ernst & Young Global

F-4

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2013	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$35,134	$72,515
Available-for-sale marketable securities (Note 4)	854	11,915
Trade receivables (net of allowance for doubtful accounts of $ 3,313 and $ 2,380 at December 31, 2013 and 2014, respectively)	31,976	40,358
Other accounts receivable and prepaid expenses (Note 6)	5,209	3,973

Total current assets	73,173	128,761

LONG-TERM RECEIVABLES:
Severance pay fund	403	1,426
Long term deferred tax asset (Note 12)	1,674	1,583
Other long-term receivables	2,118	2,376

Total long-term receivables	4,195	5,385

PROPERTY AND EQUIPMENT, NET (Note 7)	1,773	2,005

INTANGIBLE ASSETS, NET (Note 8)	32,549	32,543

GOODWILL (Note 9)	55,313	55,490

Total assets	$167,003	$224,184

The accompanying notes are an integral part of the consolidated financial statements.

F-5

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2013	2014
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term debt (Note 11)	$1,055	$2,853
Trade payables	4,149	3,861
Accrued expenses and other accounts payable (Note 10)	16,937	15,013
Deferred tax liability (Note 12)	2,567	760
Deferred revenues	3,294	3,431

Total current liabilities	28,002	25,918

ACCRUED SEVERANCE PAY	1,275	2,562

LONG TERM LIABILITIES:
Long term debt (Note 11)	2,274	490
Liabilities due to acquisition activities and other (Note 3)	1,396	474
Long term deferred tax liability (Note 12)	2,204	4,086

	5,874	5,050

COMMITMENTS AND CONTINGENCIES (Note 15)

REDEEMABLE NON-CONTROLLING INTEREST	2,721	2,930

EQUITY (Note 13):
Magic Software Enterprises equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2013 and 2014; Issued and Outstanding: 37,155,355 and 44,174,217 shares at December 31, 2013 and 2014, respectively	826	1,029
Additional paid-in capital	127,060	182,114
Accumulated other comprehensive loss	(172)	(5,347)
Accumulated (deficit) earnings	430	7,269

Total Magic Software Enterprises equity	128,144	185,065
Non-controlling interests	987	2,659

Total equity	129,131	187,724

Total liabilities, redeemable non-controlling interest and equity	$167,003	$224,184

The accompanying notes are an integral part of the consolidated financial statements.

F-6

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2013	2014

Revenues (Note 17):
Software	$23,684	$23,254	$25,351
Maintenance and technical support	22,384	22,685	22,780
Consulting services	80,312	99,019	116,173

Total revenues	126,380	144,958	164,304

Cost of revenues:
Software	7,439	6,648	7,646
Maintenance and technical support	3,238	2,949	2,921
Consulting services	62,716	76,296	89,160

Total cost of revenues	73,393	85,893	99,727

Gross profit	52,987	59,065	64,577

Operating costs and expenses:
Research and development, net (Note 14a)	2,947	3,706	4,750
Selling and marketing	22,990	23,066	24,580
General and administrative	10,642	13,166	14,521

Total operating costs and expenses	36,579	39,938	43,851

Operating income	16,408	19,127	20,726
Financial income (expense), net (Note 14b)	10	(684)	(1,786)
Other income (expense), net	136	(12)	(67)

Income before taxes on income	16,554	18,431	18,873
Taxes on income (Note 12)	94	1,575	2,307

Net income	16,460	16,856	16,566
Net income attributable to redeemable non-controlling interests	184	546	425
Net income attributable to non-controlling interests	93	430	621

Net income attributable to Magic Software Enterprises Shareholders	$16,183	$15,880	$15,520

Net earnings per share attributable to Magic Software Enterprises' shareholders (Note 16):
Basic and diluted earnings per share	$0.44	$0.43	$0.36

The accompanying notes are an integral part of the consolidated financial statements.

F-7

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2013	2014

Net income	$16,460	$16,856	$16,566

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net	(621)	495	(5,469)
Unrealized gain from derivative instruments, net	29	-	-
Unrealized loss (gain) from available-for-sale securities	28	(35)	(259)

Total other comprehensive income (loss), net of tax	(564)	460	(5,728)

Total comprehensive income	15,896	17,316	10,838

Comprehensive income attributable to redeemable non-controlling interests	157	807	51
Comprehensive income attributable to non-controlling interests	96	476	442

Comprehensive income attributable to Magic Software Enterprises' shareholders	$15,643	$16,033	$10,345

The accompanying notes are an integral part of the consolidated financial statements.

F-8

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except per share data)

	Attributable to the Company's shareholders
	Number of Shares	Share capital amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Non controlling interests	Total equity

Balance as of January 1, 2012	36,490,020	$808	$124,616	$(19)	$(20,249)	$469	$105,625
Exercise of stock options	136,708	3	306	-	-	-	309
Stock-based compensation expenses	-	-	515	-	-	-	515
Dividend	-	-	-	-	(3,661)	-	(3,661)
Acquisition of non-controlling interests in Xsell (see Note 3)	-	-	(149)	-	-	(165)	(314)
Other comprehensive income	-	-	-	(567)	-	3	(564)
Net income	-	-	-	-	16,183	268	16,451

Balance as of December 31, 2012	36,626,728	811	125,288	(586)	(7,727)	575	118,361
Exercise of stock options	528,627	15	1,447	-	-	-	1,462
Stock-based compensation expenses	-	-	325	-	-	-	325
Dividend	-	-	-	-	(7,723)	(64)	(7,787)
Other comprehensive income	-	-	-	414	-	46	460
Net income	-	-	-	-	15,880	430	16,310

Balance as of December 31, 2013	37,155,355	826	127,060	(172)	430	987	129,131
Issuance of shares	6,903,141	201	54,525	-	-	-	54,726
Exercise of stock options	115,721	2	202	-	-	-	204
Stock-based compensation expenses	-	-	327	-	-	1,230	1,557
Dividend	-	-	-	-	(8,681)	-	(8,681)
Other comprehensive income	-	-	-	(5,175)	-	(179)	(5,354)
Net income	-	-	-	-	15,520	621	16,141

Balance as of December 31, 2014	44,174,217	1,029	182,114	(5,347)	7,269	2,659	187,724

The accompanying notes are an integral part of the consolidated financial statements.

F-9

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014
Cash flows from operating activities:

Net income	$16,460	$16,856	$16,566
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,444	8,380	8,660
Interest expenses related to liabilities in connection with acquisitions	48	-	-
Accrued severance pay, net	8	-	-
Loss on sale of property and equipment	-	10	-
Stock-based compensation expenses	515	325	1,557
Amortization of marketable securities premium, accretion of discount	-	-	62
Gain on sale of subsidiary's operation	(136)	-	-
Decrease (increase) in trade receivables, net	11	473	(9,378)
Decrease (increase) in other long term and short term accounts receivable and prepaid expenses	145	(397)	(23)
Increase in trade payables	780	(700)	(342)
Increase (decrease) in accrued expenses and other accounts payable	(2,279)	(1,589)	(303)
Increase (decrease) in deferred revenues	(1,131)	(1,765)	191
Change in deferred income taxes, net	1,083	687	1,204

Net cash provided by operating activities	22,948	22,280	18,194

The accompanying notes are an integral part of the consolidated financial statements.

F-10

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014
Cash flows from investing activities:

Capitalized software development costs	(4,969)	(4,713)	(4,267)
Purchase of property and equipment	(510)	(497)	(993)
Cash paid in conjunction with acquisitions, net of acquired cash	(7,627)	(16,557)	(9,363)
Proceeds from sale of subsidiary's operation	136	-	-
Proceeds from sale of property and equipment	-	60	-
Proceeds from maturity of marketable securities	343	-	596
Proceeds from short-term bank deposits	3,601	-	-
Change in loans to employees and other deposits ,net	(34)	-	(58)
Investment in marketable securities	-	-	(11,976)
Investment in short-term bank deposit	(1,366)	-	-

Net cash used in investing activities	(10,426)	(21,707)	(26,061)

Cash flows from financing activities:

Proceeds from exercise of options by employees	309	1,462	204
Issuance of Ordinary shares, net	-	-	54,726
Dividend paid	(3,661)	(7,787)	(8,681)
Short-term credit, net	14	(47)	2,974
Purchase of non-controlling interest	(87)	(168)	-
Long term loan received	-	3,307	-
Repayment of long-term loans	-	(95)	(2,905)

Net cash used in financing activities	(3,425)	(3,328)	46,318

Effect of exchange rate changes on cash and cash equivalents	(64)	145	(1,070)

Increase (decrease) in cash and cash equivalents	9,033	(2,610)	37,381
Cash and cash equivalents at the beginning of the year	28,711	37,744	35,134

Cash and cash equivalents at end of the year	$37,744	$35,134	$72,515

The accompanying notes are an integral part of the consolidated financial statements.

F-11

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Deferred acquisition payment	$3,103	$1,581	$250

Contingent acquisition payment	$1,192	$3,981	$-

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$1,250	$1,519	$1,601

Interest	$17	$34	$74

The accompanying notes are an integral part of the consolidated financial statements.

F-12

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

Magic Software Enterprises Ltd., an Israeli company, and its subsidiaries ("the Group") is a global provider of software platforms and professional services that accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications ("the Magic technology"). Magic technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. To complement its software products and to increase its traction with customers, the Group also offers a complete portfolio of IT professional services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, and supplemental staffing services. The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software and related services) and IT professional services (see Note 17 for further details). The principal markets of the Group are Europe, United States, Japan and Israel (see Note 17).

For information about the Company's holdings in subsidiaries and affiliates, see Appendix A to the consolidated financial statements.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), applied on a consistent basis, as follows:

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets and their subsequent impairment analysis, revenue recognition, tax assets and tax positions, legal contingencies, research and development capitalization, contingent consideration related to acquisitions and stock-based compensation costs. Actual results could differ from those estimates.

Financial statements in United States dollars

A substantial portion of the revenues and expenses of the Company and certain of its subsidiaries is generated in U.S. dollars ("dollar"). The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

F-13

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with the Financial Accounting Standards Board ("FASB) Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

For those foreign subsidiaries whose functional currency is not the dollar, all balance sheet amounts have been translated using the exchange rates in effect at each balance sheet date. Statement of income amounts have been translated using the average exchange rate prevailing during each year. Such translation adjustments are reported as a component of other comprehensive income (loss) in equity.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions, including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Changes in the parent's ownership interest in a subsidiary with no change of control are treated as equity transactions, with any difference between the amount of consideration paid and the change in the carrying amount of the non-controlling interest, recognized in equity.

Non-controlling interests of subsidiaries represent the non-controlling share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Redeemable non-controlling interests are classified as mezzanine equity, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the Non controlling interest book value, in accordance with the requirements of ASC 810 "Consolidation" and ASC 480-10-S99-3A, "Distinguishing Liabilities from Equity".

The following table provides a reconciliation of the redeemable non-controlling interests:

January 1, 2014	2,721
Net income attributable to redeemable non-controlling interests	425
Non-controlling interest as part of acquisitions	158
Foreign currency translation adjustments	(374)

December 31, 2014	2,930

F-14

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

Cash and cash equivalent includes amounts held primarily in NIS, U.S. dollars, Euro, Japanese Yen and British Pound.

Short-term deposits and restricted deposits

Short-term deposits include deposits with original maturities of more than three months and less than one year. Such deposits are presented at cost (including accrued interest) which approximates their fair value. Restricted deposits are used to secure certain Group's ongoing projects and are classified under other receivables.

Marketable securities

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments – Debt and Equity Securities”. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies all of its marketable securities as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in equity. Realized gains and losses on sale of investments are included in “financial income, net” and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in “financial income, net”.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “net gain (impairment net of gains) on sale of marketable securities previously impaired” in the statements of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

F-15

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

Years

Computers and peripheral equipment	3
Office furniture and equipment	7 - 15 (mainly 7)
Motor vehicles	7
Software	3 – 5 (mainly 5)
Leasehold improvements	Over the shorter of the lease term or useful economic life

Business combinations

The Company accounts for business combinations under ASC 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. As required by ASC 820, "Fair Value Measurements and disclosures" the Company applies assumptions that marketplace participants would consider in determining the fair value of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings.

Variable interest entities

ASC 810, "Consolidation" provides a framework for identifying variable interest entities (or "VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

The Company's assessment of whether an entity is a VIE and the determination of the primary beneficiary requires judgment and involves the use of significant estimates and assumptions. Those include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether a group entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

Effective as of January 1, 2010, the Company applies updated guidance for the consolidation of VIEs. The guidance qualitative approach, based on which enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Determination about whether an enterprise should consolidate a VIE is required to be evaluated continuously as changes to existing relationships or future transactions.

F-16

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

One of the Company's U.S. based consulting and staffing services business acquired through one of its wholly owned subsidiaries on January 17, 2010 is considered to be a VIE. The subsidiary is the primary beneficiary of the VIE, as a result of the fact that it holds the power to direct the activities of the acquired business, which significantly impacts its economic performance, and has the right to receive benefits accruing from the acquired business.

Research and development costs

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Costs of Software to be Sold, Leased or Marketed".

The Company and its subsidiaries establish technological feasibility upon completion of a detailed program design or working model.

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 4-5 years). The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economical useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2012, 2013 and 2014, no such unrecoverable amounts were identified.

Long-Lived Assets

The Company long-lived, non-current assets are comprised mainly of goodwill, identifiable intangible assets and property, plants and equipment.

Impairment of long-lived assets and intangible assets subject to amortization

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

As required by ASC 820, "Fair Value Measurements and disclosures" the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

F-17

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets with finite lives are amortized over their economic useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, acquired technology and non-compete were amortized on a straight line basis and customer relationships and backlog were amortized on an accelerated method basis over a period between 3.5 - 15 years based on the intangible assets identified.

During the years ended December 31, 2012, 2013 and 2014, no impairment was identified.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,"Intangibles - Goodwill and Other", goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2014, the Company operates in four reporting units within its operating segments.

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. The goodwill impairment test is performed according to the following principles:

An initial qualitative assessment of the likelihood of impairment may be performed. If this step does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed.

In step one of the impairment test, the company compares the fair value of the reporting units to the carrying value of net assets allocated to the reporting units. If the fair value of the reporting unit exceeds the carrying value of the net assets allocated to that unit, goodwill is not impaired, and no further testing is required. Otherwise, the company must perform the second step of the impairment test to measure the amount of the impairment.

In the second step, the reporting unit’s fair value is allocated to all the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that simulates the business combination principles to derive an implied goodwill value. If the implied fair value of the reporting unit’s goodwill is less than its carrying value, the difference is recorded as impairment

The Company performed an annual impairment tests as of December 31, of each of 2012, 2013 and 2014 and did not identify any impairment losses (see Note 9).

F-18

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue recognition

The Company derives its revenues from licensing the rights to use software (proprietary and non-proprietary), provision of related professional services, maintenance and technical support as well as from other IT professional services. The Company sells its products and services primarily through its direct sales force and indirectly through distributors and value added resellers.

The Company accounts for its software sales in accordance with ASC 985-605, "Software Revenue Recognition". Software license revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

Maintenance and support includes annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

As required by ASC 985-605, the Company allocates revenues to the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Revenue from professional services related to both software and the IT professional services businesses consists of billable hours for services provided and is recognized as the services are rendered.

F-19

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, "Construction-Type and Production-Type Contracts", on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2012, 2013 and 2014, no such estimated losses were identified.

When professional services are not considered essential to the functionality of other elements of the arrangement, revenue allocable to the services is recognized as the services are performed, using VSOE of fair value. In most cases, the Company has determined that the services are not considered essential to the functionality of other elements of the arrangement.

Deferred revenue includes unearned amounts received under maintenance, support and services contracts, and amounts received from customers but not yet recognized as revenues.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

Severance pay

The Company's and its Israeli subsidiary's obligation for severance pay with respect to their Israeli employees (for the period for which the employees were not included under Section 14 of the Severance Pay Law, 1963) is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and are presented on an undiscounted basis (referred to as the "Shut Down Method"). Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's obligation for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

The Group has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. Matching contributions are discretionary and are up to 3% of the participants contributions.  When contributions are granted, they are invested in proportion to each participant's voluntary contributions in the investment options provided under the plan.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to the Israeli Severance Pay Law or labor agreements and are recorded as an asset in the Company's consolidated balance sheet.

F-20

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company and its Israeli subsidiaries’ agreements with most of their Israeli employees are in accordance with Section 14 of the Severance Pay Law -1963, mandating that upon termination of such employees' employment; all the amounts accrued in their insurance policies shall be released to them instead of severance compensation. Upon release of deposited amounts to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company or its subsidiaries to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company and its subsidiaries are is legally released from their obligations to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2012, 2013 and 2014 amounted to approximately $ 829, $ 1,371 and $ 1,673, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2012, 2013 and 2014 amounted to $ 556, $ 306 and $ 466, respectively.

Income taxes

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes". The ASC prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and liabilities are classified as current or non-current according to the expected reversal dates.

The Company utilizes a two-step approach for recognizing and measuring uncertain tax positions accounted for in accordance with an amendment of ASC 740 "Income Taxes." Under the first step the Company evaluates a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on its technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. The Company accrued interest and penalties related to unrecognized tax benefits in its provisions for income taxes.

F-21

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Basic and diluted net earnings per share

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share."

A portion of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 669,887, 536,877 and 35,010 for the years ended December 31, 2012, 2013 and 2014, respectively.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures.

The Company measures and recognizes compensation expense for share-based awards based on estimated fair values on the date of grant using the Binomial option-pricing model ("the Binomial model"). The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated based on employees' historical option exercise behavior.

The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. Historically the Company did not hold any foreseeable plans to pay dividends and therefore used an expected dividend yield of zero in its past years option pricing models. In September 2012, the Company adopted a dividend distribution policy according to which it will distribute in each year a dividend of up to 50% of its annual distributable profits.

F-22

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

For awards with performance conditions, compensation cost is recognized over the requisite service period if it is 'probable' that the performance conditions will be satisfied, as defined in ASC 450-20-20, "Loss Contingencies."

The fair value for the Company's stock options granted to employees and directors was estimated using the following assumptions:

	2013	2014

Dividend yield	0%	0%
Expected volatility	32% - 59%	32% - 59%
Risk-free interest rate	0.1% - 2.6%	0.1% - 2.6%
Expected forfeiture (employees)	-	-
Expected forfeiture (executives)	-	-
Contractual term of up to	10 years	10 years
Suboptimal exercise multiple (employees)	2	-
Suboptimal exercise multiple (executives)	2	2

During the years ended December 31, 2012, 2013 and 2014, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 515, $ 325 and $ 1,557, respectively, as follows:

	Year ended December 31,
	2012	2013	2014

Cost of revenue	$16	$11	$30
Research and development	114	67	29
Selling and marketing	82	85	220
General and administrative	303	162	1,278

Total stock-based compensation expense	$515	$325	$1,557

Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities, trade receivables and foreign currency derivative contracts.

F-23

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's cash and cash equivalents and short-term deposits are invested primarily in deposits with major banks worldwide, mainly in the United States and Israel, however, such cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. The Company believes that such institutions are of high rating and therefore bear low risk.

The Company's marketable securities include investments in commercial and government bonds and foreign banks. The Company's marketable securities are considered to be highly liquid and have a high credit standing. In addition, management considered its portfolios in foreign banks to be well-diversified (also refer to Note 4).

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, Europe, Japan, South Africa and Israel. The Company performs ongoing credit evaluations of its customers and excluding 2013 to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The expense related to doubtful accounts for the years ended December 31, 2012, 2013 and 2014 was $ 420, $ 1,285 and $ 735, respectively.

The Company has entered into foreign exchange forward contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to salary and related expenses. These derivative instruments are designed to offset the Company's non-dollar currency exposure (see "Derivative instruments" below).

Fair value measurements

The Company accounts for certain assets and liabilities at fair value under ASC 820, "Fair Value Measurements and Disclosures". Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 -	Significant other observable inputs based on market data obtained from sources independent of the reporting entity;

Level 3 -	Unobservable inputs which are supported by little or no market activity;

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company categorized each of its fair value measurements in one of these three levels of hierarchy.

F-24

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, foreign currency forward contracts and contingent consideration of acquisitions (see Note 5).

The carrying amounts reported in the balance sheet for cash and cash equivalents, short term bank deposits, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income." This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to gain and loss on foreign currency translation adjustments, unrealized gain and loss on derivative instruments designated as hedges and unrealized gain and loss on available-for-sale marketable securities.

Derivative instruments

A material portion of the Company's revenues, expenses and earnings is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk is also managed through the use of derivative financial instruments. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The derivative instruments hedge or offset exposures to Euro, Japanese Yen and NIS exchange rate fluctuations.

ASC 815, "Derivatives and Hedging," requires companies to recognize all of their derivative instruments as either assets or liabilities in their balance sheet at fair value. Derivative instruments that are designated and qualify as hedges of forecasted transactions (i.e., cash flow hedges) are carried at fair value with the effective portion of a derivative's gain or loss recorded in other comprehensive income and subsequently recognized in earnings in the same period or periods in which the hedged forecasted transaction affects earnings. For derivative instruments that are not designated and qualified as hedging instruments, the gains or losses on the derivative instruments are recognized in current earnings during the period of the change in fair values.

The derivative instruments used by the Company are designed to reduce the market risk associated with the exposure of its underlying transactions to fluctuations in currency exchange rates.

F-25

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has instituted a foreign currency cash flow hedging program in order to hedge against the risk of overall changes in future cash flows. The Company hedges portions of its forecasted expenses denominated in NIS with currency forwards contracts and put and call options. These forward and option contracts are designated as cash flow hedges.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

The notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $ 0 and $ 1,736 as of December 31, 2013 and 2014, respectively.

At December 31, 2014, the Company did not have any cash flow hedges.

The following tables present fair value amounts and gains and losses of derivative instruments and related hedged items:

	Fair values of derivative instruments
	Assets
		December 31,
	Balance sheet item	2013	2014
Assets

Derivatives not designated as hedging	"Other accounts receivable and prepaid expenses"	$-	$9

Total derivatives		$-	$9

F-26

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Statements	Gain (loss) recognized in the statements of income
	of	Year ended December 31,
	income item	2012	2013	2014

Derivatives not designated as hedging:
Foreign exchange forward contracts	"Financial expenses, net"	245	139	24

Total derivatives		$245	$139	$24

Reclassification

Certain amounts in prior years' financial statements have been reclassified to conform with the current year's presentation. The reclassification had no effect on previously reported net income, equity or cash flow.

Recently Issued Accounting Pronouncement:

In August 2014, the Financial Accounting Standards Board (“FASB”) issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016.

In May 2014, Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)", a comprehensive new revenue recognition standard that will supersede existing revenue guidance under US GAAP and IFRS ("ASU 2014-09"). ASU 2014-09's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual periods beginning after December 15, 2016, including interim periods within that period. Early adoption is not permitted under US GAAP. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

F-27

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-08 (ASU 2014-08) “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The new guidance limits the presentation of discontinued operations to business circumstances when the disposal of the business operation represents a strategic shift that has had or will have a major effect on operations and financial results. This guidance is effective for fiscal years beginning January 1, 2015. The company believes that the adoption of this new standard will not materially impact its consolidated financial statements.

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	On December 27, 2011, the Company completed the acquisition of the AppBuilder activity of BluePhoenix Solutions ("AppBuilder"), a leading provider of value-driven legacy IT modernization solutions, for $ 12,565. During 2012, the Company paid an additional amount of $ 140 with respect to the acquisition. AppBuilder is a comprehensive application development infrastructure used by many enterprises around the world. This premier enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications. The Company believes the acquisition will broaden its product portfolio and strengthens the presence in numerous global markets. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing January 1, 2012.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Net liabilities	$(3,248)
Intangible assets	7,251
Goodwill	8,702

Net assets acquired	$12,705

Identifiable intangible assets, including customer relationship were valued using a variation of the income approach. This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

F-28

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Amounts of $ 4,430, $ 2,138 and $ 683 of the purchase price were allocated to customer relationships, developed technology and backlog, respectively. The Company amortizes the customer relationships, backlog and acquired technology over periods of 15 years, 15 years and 3.5 years, respectively.

b.	In July 2012, the Company acquired an 80% interest in Comm-IT Group, (including "Comm-IT Technology Solutions" and "Comm-IT Software"), a software and systems development house that specializes in providing advanced IT and communications services and solutions, for a total consideration of $ 8,933, of which $ 4,990 was paid upon closing and the remaining $ 3,943 is to be paid during the next two years, of which, $ 1,192 is contingent upon the acquired business meeting certain operational targets in 2012 and 2013, and $ 2,751 in deferred payments. The Purchaser and the seller hold mutual Call and Put options respectively for the remaining 20% interest in the group. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 1,750. In March 2014, the paid the sellers the remaining deferred payments.

The company believes that the acquisition of this business will enable it to expand its professional services offering and leverage its relationships with top tier customers. Acquisition related costs were immaterial.

In accordance with ASC 805-30-35-1, the Company re-measures the contingent consideration based on the fair value at each reporting date until the contingency is resolved or the payment is made, while the changes in fair value are recognized in earnings in the financial expenses using the interest method over the period. The contingent payment was recorded at present value and was amortized using the interest method during the relevant period into financial expenses.

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing July 1, 2012.

F-29

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

On May 2013 the company finalized the process of identifying the tangible and intangible assets for its acquisition. The following table summarize the fair value of the assets and liabilities acquired:

	As reported on December 31, 2012	Adjustment	Modified

Net assets	$1,219	$14	$1,233
Non-controlling interest	(1,880)	130	(1,750)
Intangible assets	3,873	397	4,270
Goodwill	5,809	439	6,248
Deferred tax liability, net	-	(1,068)	(1,068)

Net assets acquired	$9,021	$(88)	$8,933

c.	On February 26, 2013, the Company purchased Pilat Europe Limited Ltd. and Pilat (North America) Inc. which provides custom human capital management solutions, for a total consideration of $ 1,233. The Company believes the acquisition will broaden its application product portfolio, customer base and strengthen its presence in numerous global markets. Acquisition related costs were immaterial.
The acquisition was accounted for by the purchase method. The results of operations of these entities were included in the consolidated financial statements of the Company commencing March 1, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets	$490
Intangible assets	715

Total assets acquired	$1,205

d.	On May 16, 2013, the Company purchased Valinor Ltd, a consulting company specializing in project and product consultation, installation and implementation of databases for a total consideration of $ 1,618, of which $ 339 was paid upon closing, $ 339 was paid in November 2013, $340 paid on May 25, 2014, and $ 600 is contingently payable upon the business meeting certain operational targets in 2013 and 2014. The amount related to operational targets of 2013 was paid in September 2014. On December 2013 the company increased the total consideration according to 2013 results by $230 recorded in the Company’s statement of operations. The Company believes the acquisition will broaden its professional service offering to its existing and new customers in the fields of projects and product consultation and installation and implementation of databases. Acquisition related costs were immaterial.

F-30

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The acquisition was accounted for by the purchase method.

The results of operations of these entities were included in the consolidated financial statements of the Company commencing May 15, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets	$119
Intangible assets	464
Goodwill	1,035

Total assets acquired	$1,618

e.	On May 30, 2013, the Company purchased Dario Solutions IT Ltd, a consulting company specializing in integration services of Microsoft products in enterprise IT environments for a total consideration of $ 3,723, of which $ 1,100 was paid upon closing, $ 906 is to be paid by February 28, 2014 and the remaining $ 1,717 is contingently payable upon the business meeting certain operational targets in 2013, 2014 and 2015. The amount related to operational targets of 2013 was paid in September 2014. On September 2014 the company decreased the total consideration according to 2014 results by $997 recorded in the Company’s statement of operations. The company believes the acquisition will complement the company’s’ professional services offering to its existing and new customers in the field of software integration and advanced on target IT solutions for large and mid- range customers. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method.

The results of operations of these entities were included in the consolidated financial statements of the Company commencing June 1, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$371
Intangible assets	707
Goodwill	2,645

Total assets acquired	$3,723

F-31

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

f.	On November 11, 2013 the Company acquired the operations of Allstates Technical Services, LLC, a US-based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel, for a total consideration of $10,963. The company believes the acquisition will broadens its existing US footprint and adds leading Fortune 500 companies to its customer base, making an important contribution to its growth strategy in the IT professional services operating segment. The results of operations were included in the consolidated financial statements of the Company commencing November 11, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$3,063
Intangible assets	2,874
Goodwill	5,026

Total assets acquired	$10,963

g.	In addition, the Company acquired additional activities during the years ended December 31, 2013 and 2014, whose influence on the financial statements of the Company was immaterial, for a total consideration of $ 0.9 million and $ 0.7 million, respectively.

h.	On October 1, 2014 the Company acquired the operations Formula Telecom Solutions Ltd. (FTS), an Israel-based software vendor, for a total consideration of $5,800. FTS specializes in the development, sale, service and support of Business Support Systems (BSS), including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications. The Company believes the acquisition will broaden its professional service offering to its existing and new customers in the fields of Business Support Systems, including convergent charging, billing, customer management and policy control. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing October 1, 2014.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$(57)
Intangible assets	2,951
Goodwill	2,906

Total assets acquired	$5,800

F-32

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which are classified as available-for-sale. The following is a summary of marketable securities:

	December 31,
	2013				2014
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value
Available-for-sale:

Governmental bonds	$407	$-	$3	$410	$11,916	$(232)	$-	$11,684
Commercial bonds	190	-	25	215	-	-	-	-
Equity funds	119	-	110	229	116	-	115	231

Total available-for-sale marketable securities	$716	$-	$138	$854	$12,032	$(232)	$115	$11,915

Marketable securities with contractual maturities from one to three years are as follows:

		Unrealized gains (losses)
	Amortized cost	Gains	Losses	Market value
Due between one to three years	$6,219	$-	$(124)	$6,095

	$6,219	$-	$(124)	$6,095

Marketable securities with contractual maturities from three to five years are as follows:

		Unrealized gains (losses)
	Amortized cost	Gains	Losses	Market value
Due between three to five years	$5,697	$-	$(108)	$5,589

	$5,697	$-	$(108)	$5,589

The following is the change in the other comprehensive income of available-for-sale securities during 2013:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2013	$173

Unrealized loss from available-for-sale securities	(35)

Other comprehensive income from available-for-sale securities as of December 31, 2013	$138

F-33

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The following is the change in the other comprehensive income of available-for-sale securities during 2014:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2014	$138

Unrealized losses from available-for-sale securities	(259)

Other comprehensive income from available-for-sale securities as of December 31, 2014	$(121)

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its investment in marketable securities and foreign currency derivative contracts at fair value. Generally marketable securities are classified within Level 1, this is because these assets are valued using quoted prices in active markets. Foreign currency derivative contracts and certain corporate bonds are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Contingent consideration is classified within Level 3. The Company values the Level 3 contingent consideration using discounted cash flow of the expected future payments, whose inputs include interest rate.

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Government bonds	$410	$-	$-	$410
Corporate bonds	-	215	-	215
Equity fund	229	-	-	229

Total financial assets	$639	$215	$-	$854

Liabilities:
Contingent consideration	$-	$-	$3,981	$3,981

Total financials liabilities	$-	$-	$3,981	$3,981

F-34

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$11,684	$-	$11,684
Equity fund	231	-	-	231

Total financial assets	$231	$11,684	$-	$11,915

Liabilities:
Contingent consideration	$-	$-	$382	$382

Total financials liabilities	$-	$-	$382	$382

Fair value measurements using significant unobservable inputs (Level 3):

	December 31,
	2013	2014

Opening balance	$1,942	$3,981
Increase in contingent consideration	2,459	250
Payment in contingent consideration	(750)	(3,053)
Change in fair value of contingent consideration	-	(948)
Amortization of interest	330	152

Closing balance	$3,981	$382

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2014

Prepaid expenses	$1,156	$1,159
Government authorities	862	1,081
Deferred tax assets, net	1,949	554
Restricted deposits	289	149
Related parties	92	447
Other	861	583

	$5,209	$3,973

F-35

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2013	2014
Cost:

Leasehold improvements	$546	$523
Computers and peripheral equipment	10,106	12,942
Office furniture and equipment	2,639	2,620
Motor vehicles	98	177
Software	1,962	3,478

	15,351	19,740
Accumulated depreciation:

Leasehold improvements	288	175
Computers and peripheral equipment	9,657	12,426
Office furniture and equipment	1,947	1,985
Motor vehicles	68	133
Software	1,618	3,016

	13,578	17,735

Depreciated cost	$1,773	$2,005

Depreciation expenses amounted to $ 757, $ 656 and $ 675 for the years ended December 31, 2012, 2013 and 2014, respectively.

NOTE 8:-	INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2013	2014
Original amounts:

Capitalized software costs	$59,069	$63,260
Customer relationships	23,843	26,618
Backlog and non-compete agreement	1,554	1,623
Acquired technology	3,112	4,862

	87,578	96,363
Accumulated amortization:

Capitalized software costs	45,075	49,072
Customer relationships	8,895	12,817
Backlog and non-compete agreement	630	1,142
Acquired technology	429	789

	55,029	63,820

Intangible assets, net	$32,549	$32,543

F-36

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-	INTANGIBLE ASSETS (Cont.)

b.	Amortization expenses amounted to $ 6,687, $ 7,724 and $ 7,919 for the years ended December 31, 2012, 2013 and 2014, respectively.

c.	The estimated future amortization expense of intangible assets as of December 31, 2014 is as follows:

2015	8,230
2016	7,140
2017	5,764
2018	4,383
2019	3,043
2020 and thereafter	3,983

$32,543

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 according to the Company's reporting units are as follows (see also 16):

	IT professional services	Software services	Total

As of January 1, 2013	$18,036	$26,627	$44,663

Business combination	9,007	1,036	10,043
Classifications	430	-	430
Foreign currency translation adjustments	1,022	(845)	177

As of December 31, 2013	28,495	26,818	55,313

Business combination	-	3,664	3,664
Classifications	-	(496)	(735)
Foreign currency translation adjustments	(1,906)	(1,085)	(2,752)

As of December 31, 2014	26,589	28,901	55,490

The Company performed an annual impairment tests as of December 31, of each of 2012, 2013 and 2014 and did not identify any impairment losses (see Note 2).

F-37

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2013	2014

Employees and payroll accruals	$6,675	$7,243
Accrued expenses	2,925	5,191
Deferred and contingent payments related to acquisitions	4,167	170
Government authorities	2,495	1,395
Other	675	1,014

	$16,937	$15,013

NOTE 11:-	LONG TERM DEBT

	Interest rate as of December 31,	December 31,
	2014	2013	2014

	%
Loans from banks in USD (1)	3.7%	$2,904	$-
Loan from banks and other in NIS	4.1%-5.9%	405	481
Other long term debt		20	8

Less – Current maturities (included under “short-term debt”)		(1,055)	-

		$2,274	$490

(1)	Loan from a US bank, received on November 2013 in the amount of $3,000, paid monthly in equal payment, for a period of 36 months bearing interest of Libor+3.5%. The loan agreement contains various covenants which require us to maintain certain financial ratios. The Company has met the financial ratios as of December 31, 2013. During 2014 the company repaid the loan.

(2)	On November 2013, the Company entered into a credit line agreement with a U.S. bank, under which the bank provides the Company with a credit line of $3 million for a period of three years. As of December 31, 2014, the Company had drawn down an amount of approximately $2.8 million from the credit line, which is subject to interest equal to the Prime Rate in effect from time to time, plus 3% per annum; provided that the interest rate in effect on any day shall not be less than 6.0% per annum. In relation to this credit line, the Company is obliged by the bank to comply with certain financial covenants, as defined in the agreement. As of December 31, 2014, the Company was in full compliance with the financial covenants. During January 2015 the company fully repaid the credit line.

F-38

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2012, 25% in 2013 and 26.5% in 2014.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Certain production and development facilities of the Company have been granted "Approved Enterprise" status pursuant to the Law, which provides certain tax benefits to its investment programs including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise benefits is taxed at regular rates.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income.

The entitlement to the above benefits is conditional upon the fulfilling of the conditions stipulated by the Laws and regulations. Should they fail to meet such requirements in the future, income attributable to its Approved Enterprise programs could be subject to the statutory Israeli corporate tax rate and they could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2014, management believes that the Company's Israeli subsidiaries are in compliance with all the conditions required by the Law.

Effective January 1, 2011, the Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rates as follows: 2014 - 16%. As of December 31, 2014, the Company has not applied for this amendment. The profits of these “Industrial Companies” will be freely distributable as dividends, subject to a withholding tax of 20% (on distribution commencing January 1, 2014) or lower, under an applicable tax treaty.

The Company and certain of its Israeli subsidiaries intend to apply the new incentives regime under the Amendment to their industrial activity in Israel starting in 2014 and believes it will qualify as an “Beneficiary Company” under the Amendment.

F-39

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

3.	The Company's Israeli entities have received final tax assessments for their Israeli tax return filings through the year 2010.

4.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company qualifies as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industrial Encouragement Law"). The Industrial Encouragement Law defines an "Industrial Company" as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production. Under the Industrial Encouragement Law, the Company is entitled to amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes as well as accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

The amount of the Company cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $21.2 million. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability

c.	Net operating loss carryforwards:

As of December 31, 2014, the Company and its Israeli subsidiaries had operating loss carryforwards of $ 15,929, which can be carried forward and offset against taxable income in the future for an indefinite period.

The Company's subsidiaries in Europe had estimated total available tax loss carryforwards of $ 4,999 as of December 31, 2014, to offset against future taxable income.

The Company's subsidiaries in the U.S. had estimated total available tax loss carryforwards of $ 427 as of December 31, 2014, which can be carried forward and offset against taxable income for a period of up to 20 years, from the year the loss was incurred.

F-40

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Income before taxes on income:

	Year ended December 31,
	2012	2013	2014

Domestic	$10,462	$16,165	$14,690
Foreign	6,092	2,266	4,183

	$16,554	$18,431	$18,873

e.	Taxes on income:

Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2012	2013	2014
Current:

Domestic	$(1,291)	$(1,277)	$241
Foreign	302	781	689

	(989)	(496)	930
Deferred taxes:

Domestic	414	2,673	2,575
Foreign	669	(602)	(1,198)

	1,083	2,071	1,377

Taxes on income (tax benefit)	$94	$1,575	$2,307

F-41

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2013	2014

Net operating loss carryforwards	$5,293	$4,627
Allowances, reserves and intangible assets	1,207	1,080

Deferred tax assets before valuation allowance	6,500	5,707
Less - valuation allowance	(1,154)	(3,570)

Deferred tax assets	5,346	2,137
Capitalized software costs	(1,723)	-

Deferred tax assets, net	$3,623	$2,137

	December 31,
	2013	2014

Current tax assets	$1,949	$554
Non-current tax assets	1,674	1,583

Deferred tax assets	$3,623	$2,137

Current taxes are included under other accounts receivable and prepaid expenses.

Significant components of the Company and its subsidiaries deferred tax liability are as follows:

	December 31,
	2013	2014

Current tax liabilities	$2,567	$760
Non-current tax liabilities	2,204	4,086

Net deferred tax liabilities	$4,771	$4,846

Both current deferred tax liabilities and long term deferred tax liabilities are in respect of acquired intangible assets.

F-42

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciling items between the 2012, 2013 and 2014 statutory tax rate (25%, 25% and 26.5%, respectively) of the Company and the effective tax rate is presented in the following table:

	Year ended December 31,
	2012		2013	2014

Income before taxes, as reported in the consolidated statements of income	$16,554		$18,431	$18,873

Statutory tax rate	25%		25%	26.5%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$4,139		$4,609	$5,001
Tax adjustment in respect of different tax rates	444		484	80
Deferred taxes on losses for which full valuation allowance was provided in the past	651		(304)	236
Changes in valuation allowance	(2,003)		-	-
Tax benefits in respect of prior years, net	(1,126	)*)	203	(516)
Nondeductible expenses	20		95	82
Uncertain tax position and other differences	(2,031	)**)	(3,512)	(2,576)

Income tax (tax benefit)	$94		$1,575	$2,307

*)	In 2012, the Company reversed its write-off of tax prepayment advances from prior years since the Company believes the utilization of the prepayments is more-likely-than not in the near future.
**)	This amount is mainly comprised of tax provisions reversal due to statute of limitation of prior years' tax assessments amounting to $1,270.

F-43

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	The Company applies ASC 740, "Income Taxes" with regards to tax uncertainties. During the years ended December 31, 2012, 2013 and 2014, the Company recorded $ 219, $ 2,811 and $ 156 of tax income, respectively, as a result of this application.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2012	$3,528

Increase in tax positions taken in prior years	270

Decrease in tax positions taken in prior years	(489)

Gross unrecognized tax benefits at December 31, 2012	3,309
Increase in tax positions taken in prior years	-

Decrease in tax positions taken in prior years	(2,811)

Gross unrecognized tax benefits at December 31, 2013	498

Increase in tax positions taken in prior years	-

Decrease in tax positions taken in prior years	(156)

Gross unrecognized tax benefits at December 31, 2014	$342

As of December 31, 2014, the entire amount of unrecognized tax benefit could affect the Company's income tax provision and the effective tax rate.

NOTE 13:-	EQUITY

a.	The ordinary shares of the Company are listed on the NASDAQ Global Select Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

b.	Issuance of ordinary shares:

On December 23, 2010, the Company issued 3,287,616 ordinary shares at a price of $ 6.5 per share and in a total amount of $ 20,290 net of issuance expenses. The shares were issued to institutional investors in a private placement. In addition, certain of the purchasers received warrants to purchase up to an aggregate of 1,134,231 ordinary shares at an exercise price of $ 8.26 per share.  The warrants are exercisable as of six months from the date of issuance, have a term of three years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions. Following the Company's dividend distribution and in respect to warrants issuance agreement. The warrants expired on June 2014.

F-44

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

c.	Stock Option Plans:

Under the Company's 2007 Stock Option Plan, as amended ("the Plan"), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the 2007 Stock Option Plan, the Company reserved for issuance 1,500,000 ordinary shares. In 2012, the Company increased the amount of ordinary shares reserved for issuance by additional 1,000,000 ordinary shares in connection with the 2007 Stock Option Plan (mentioned above). As of December 31, 2014, an aggregate of 1,001,563 ordinary shares of the Company are available for future grants under the Plan. Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option. The 2007 Plan will expire on August 1, 2017.

The exercise price for each option is determined by the Board of Directors and set forth in the Company's award agreement. Unless determined otherwise by the Board of Directors, the option exercise price shall be equal to or higher than the share market price at the grant date. The options generally vest over 3-4 years. Any option that is forfeited or canceled before expiration becomes available for future grants under the Plans.

A summary of employee option activity under the Plans as of December 31, 2014 and changes during the year ended December 31, 2014 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	703,110	$3.16	6.68	$2,298
Granted	155,000	$7.47
Exercised	(115,721)	$1.86
Forfeited	(3,500)	$4.00

Outstanding at December 31, 2014	738,889	$4.26	6.42	$1,248

Exercisable at December 31, 2014	448,639	$2.95	5.03	$1,348

Vested and expected to vest at December 31, 2014	738,889	$4.26	6.42	$1,248

The weighted-average grant-date fair value of options granted during the years ended December 31, 2012, 2013 and 2014 was $4, $ 6 and $ 3.76, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This amount is changed based on the market value of the Company's ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was $ 572, $ 529 and $ 741, respectively. As of December 31, 2014, there was $ 646 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized over a period of approximately three years.

F-45

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

The options outstanding as of December 31, 2014, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
In $
0-1	4,000	4.24	$-	4,000	$-
1.01-2	69,200	1.85	$1.20	69,200	$1.20
2.01-3	173,667	4.80	$2.30	173,667	$2.30
3.01-4	252,022	6.12	$3.96	180,522	$3.95
4.01-5	-	-	$-	-	$-
5.01-6	85,000	8.61	$6.00	21,250	$6.00
6.01-7	75,000	9.87	$6.89	-	$-
7.01-8	-	-	$-	-	$-
8.01-9	80,000	9.36	$8.01	-	$-

	738,889	6.42	$4.26	448,639	$2.95

d.       Accumulated other comprehensive income:

	December 31,
	2012	2013	2014

Accumulated realized and unrealized gain on available-for-sale securities, net	$173	$138	$(121)
Accumulated foreign currency translation adjustments	(776)	(327)	(5,243)
Accumulated unrealized gain (loss) on derivative instruments, net	17	17	17

Total other comprehensive income	$(586)	$(172)	$(5,347)

e.	On September 4, 2012, the Company's Board of Directors adopted a dividend distribution policy, subject to any applicable law. According to this policy, each year the Company will distribute a dividend of up to 50% of its annual distributable profits. It is possible that the Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. The Company's Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or not to distribute a dividend, all at its discretion.

F-46

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-     EQUITY (Cont.)

In respect to the policy mentioned above, on September 10, 2012 and on February 14, 2013 , the Company declared a dividend distribution of $ 0.10 per share ($ 3,661 in the aggregate) and $ 0.12 per share ($ 4,397 in the aggregate) which were paid on October 17, 2012 and on March 14, 2013, respectively. On August 12, 2013 the Company declared a dividend distribution of $ 0.09 per share ($ 3,390 in the aggregate) which was paid on September 3, 2013. On February 18, 2014, the Company declared a dividend distribution of $ 0.12 per share ($ 4,468 in the aggregate) which was paid on March 14, 2014. On August 19, 2014 the Company declared a dividend distribution of $ 0.095 per share ($ 4,195 in the aggregate) which was paid on September 4, 2014. On February 4, 2015, the Company declared a dividend distribution of $ 0.081 per share (see also note 18).

f.	On November 2014, a Company's subsidiary granted one of its executive options exercisable for 1,167 ordinary shares in its subsidiary. The options are vested in equal quarterly installments, over a four year period that commences in January 1, 2013 and concludes in March 31, 2016, if meeting a certain operational margin during 2013, 2014 and 2015. The exercise price of the options is NIS 1 per share. Total fair value of the grant was calculated based on the Company subsidiary’s fair value on the grant date and totaled NIS 5,910 thousand (NIS 5 thousand per share).

NOTE 14:-     SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2012	2013	2014

Total costs	$7,916	$8,419	$9,017
Less - capitalized software costs	(4,969)	(4,713)	(4,267)

Research and development, net	$2,947	$3,706	$4,750

b.	Financial income (expenses), net:

Interest income net of bank charges	$20	$(170)	$(156)
Interest expenses related to liabilities in connection with acquisitions	(48)	(407)	(152)
Interest income from debt instruments	49	46	91
Loss arising from foreign currency translation and other	(11)	(153)	(1,569)

Financial income(expenses), net	$10	$(684)	$(1,786)

F-47

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-     COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Certain of the motor vehicles, facilities and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2014, are as follows:

2015	$1,798
2016	773
2017	578
2018 and thereafter	583

$3,732

Rent expenses for the years ended December 31, 2012, 2013 and 2014 were approximately $ 1,701, $ 1,911 and $ 1,736, respectively.

The Company leases motor vehicles under a cancelable lease agreement. The Company has an option to be released from this lease agreement, which may result in penalties in a maximum amount of $ 147.

The Company currently occupies approximately 59,546 square feet of space based on a lease agreement expiring in December, 2014. The Company has an option to terminate the lease agreement in Israel and India upon six months prior written notice.

The aggregated amount of lease commitment for the next 6 months in Israel and India mentioned above is approximately $ 259.

b.	Guarantees and Collaterals:

The Company and certain of its subsidiaries have provided three of their clients with performance bank guarantees totaling $ 295, which are linked to the New Israeli Shekels, all of which will be terminated during 2015 and 2016.

Several of the Company’s subsidiaries have pledged their accounts receivables to a financial institution, with respect to a US dollar loan received in 2013 (see also note 11).

c.	From time to time, the Company and/or its subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Company accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

F-48

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-     COMMITMENTS AND CONTINGENCIES (Cont.)

Lawsuits have been brought against the Company in the ordinary course of business. The Company intends to defend itself vigorously against those lawsuits.

1.	In August 2009, a software company and one of its owners filed an arbitration proceeding against the company and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs sought damages in the amount of approximately NIS 52 million (approximately $15 million). The arbitrator determined that both the company and its subsidiary breached the non-disclosure agreement. In January 2015 the arbitrator rendered his ruling and determined that the company should pay damages to the plaintiffs. The company financial results of operations include a net impact of $1.6 million resulting from the arbitration. The company is considering its options following this ruling.

2.	In addition to the above mentioned legal proceedings, the Company is also involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 16:-     NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2012	2013	2014

Numerator for basic and diluted earnings per share - net income available to Magic shareholders	$16,183	$15,880	$15,403

Weighted average ordinary shares outstanding:

Denominator for basic net earnings per share	36,502,264	36,835,163	43,287,523
Effect of dilutive securities	605,406	458,753	17,291

Denominator for diluted net earnings per share	37,107,670	37,293,916	43,304,814

Basic and diluted earnings per share	$0.44	$0.43	$0.36

F-49

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-     SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

a.	The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and none proprietary software technology) and IT professional services.

The Company evaluates segment performance based on revenues and operating income of each segment. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. This data is presented in accordance with ASC 280, "Segment Reporting."

Headquarters' general and administrative costs have not been allocated between the different segments.

Software services

The Company develops markets, sells and supports a proprietary and none proprietary application platform, software applications, business and process integration solutions and related services.

IT professional services

The Company offers advanced and flexible IT services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, as well as supplemental staffing services.

There are no significant transactions between the two segments.

b.	The following is information about reported segment results of operation:

	Software services	IT professional services	Unallocated expense	Total
2012

Total revenues	$65,410	$60,970	$-	$126,380
Expenses	50,497	55,456	4,019	109,972

Segment operating income (loss)	$14,913	$5,514	$(4,019)	$16,408

Depreciation and amortization	$5,937	$1,182	$344	$7,463

F-50

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-     SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

	Software services	IT professional services	Unallocated expense	Total
2013

Total revenues	$67,453	$77,505	$-	$144,958
Expenses	53,164	68,846	3,821	125,831

Segment operating income (loss)	$14,289	$8,659	$(3,821)	$19,127

Depreciation and amortization	$5,917	$2,210	$253	$8,380

2014

Total revenues	$69,861	$94,443	$-	$164,304
Expenses	54,464	84,873	4,241	143,578

Segment operating income (loss)	$15,397	$9,570	$(4,241)	$20,726

Depreciation and amortization	$6,065	$2,263	$266	$8,594

c.	The Company's business is divided into the following geographic areas: Israel, Europe, the United States, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014

Israel	$11,561	$24,006	$29,198
Europe	29,139	31,386	37,409
United States	64,591	70,872	78,606
Japan	12,661	11,965	11,299
Other	8,428	6,729	3,927

	$126,380	$144,958	$164,304

F-51

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-     SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

d.	The Company's long-lived assets are located as follows:

	December 31,
	2013	2014

Israel	$54,656	$58,263
Europe	3,117	1,523
United States	23,287	22,174
Japan	5,180	4,786
Other	3,395	3,291

	$89,634	$90,039

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In 2012, 2013 and 2014, the Company had one customer, included in the IT professional services segment, which accounted for 19%, 13% and 10% of the group revenues, respectively.

NOTE 18:-     SUBSEQUENT EVENTS

a.	On February 25, 2015 the Company entered into a definitive agreement to acquire a 70% stake, with an option to increase the holding to 100%, in an Israeli-based company specializes in software professional services for mainframes and complex large-scale environments. The acquisition is subject to the fulfillment of certain conditions defined in the acquisition agreement.

b.	On February 4, 2015, the Company declared a dividend distribution of $ 0.081 per share ($ 3,582 in the aggregate) which will be paid on March 11, 2015. The dividend distribution relates to the Company's earnings in the second half of 2014.

F-52

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2014:

Name of Company	Percentage of ownership and control	Place of incorporation
	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited.	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC.	100	U.S.A
Fusion Solutions LLC.	100	U.S.A
Xsell Resources Inc.	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz .	100	Hungary
Magix Integration (Proprietary) Ltd	100	South Africa
Appbuilder Solutions Ltd	100	U.K.
Complete Business Solutions Ltd	96.3	Israel
Comm-IT Technology Solutions Ltd	80	Israel
Comm-IT Software Ltd	100	Israel
Comm-IT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.	50.1	Israel
Pilat (North America), Inc	100	U.S.A
Pilat Europe Ltd	100	U.K.
Valinor Ltd	100	Israel
Dario Solutions IT Ltd	100	Israel
BridgeQuest Labs, Inc	100	U.S.A
BridgeQuest, Inc	100	U.S.A
Allstates Consulting Services LLC	100	U.S.A
Formula Telecom Solutions, Ltd	100	Israel
FTS Bulgaria (FTS Global Ltd.)	100	Bulgaria
DataMind Technologies Ltd	80	Israel

- - - - - - - - - - - -

F-53

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Magic Software Enterprises (UK) Limited

We have audited the accompanying balance sheet of Magic Software Enterprises (UK) Limited (the “Company”) as of December 31, 2014 and 2013, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013 and 2012, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,

LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants
January 29, 2015

J. Cohen C.P.A. (ISR) R. Shahmoon ACA	Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178288.

F-54

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Hermes Logistics Technologies Limited

We have audited the accompanying balance sheet of Hermes Logistics Technologies Limited (the “Company”) as of December 31, 2014 and 2013, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2014 and 2013, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,

LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants
March 13, 2015

J. Cohen C.P.A. (ISR) R. Shahmoon ACA	Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178288.

F-55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K. K.

We have audited the accompanying balance sheets of Magic Software Japan K.K. (the "Company”) as of December 31, 2013 and 2014, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2014, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan
January 28, 2015
KDA Audit Corporation

F-56